Mail Stop 3561

March 31, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Daniel F. Medina
President
Medina International Holdings, Inc.
255 S. Leland Way
San Bernardino, CA 92408

        Re: **Medina International Holding**
                Form 10-KSB for the year ended April 30, 2008
                Filed August 22, 2008
                File No. 0-27211

Dear Mr. Medina:

We have reviewed your letter dated March 3, 2009 (filed on March 10, 2009), in response to our letter dated December 10, 2009 and have the following additional comments. Please respond to confirm that such comment will be complied with in future filings. In your response, for each of the comments, please provide a disclosure exactly as you intend to present it in your revised financial statements or future filings, as applicable. We may have further comments upon reviewing your responses.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB

Report of Independent Register Public Accounting Firm

1. We note your response to previous comment #2. Our prior comment incorrectly made reference to Form 10-Q for the period ended July 31, 2008, but the comment was intended for the audit report included in your Form 10-KSB. Please revise to include a properly dated report of the independent registered public accounting firm which indicates that exact date that the report was issued.

Quarterly Report on Form 10-Q

Note 3-Investment

2. We note your response to our prior comment number 3. Please expand your future disclosures to include the information provided in your response in the notes to your financial statements.

Note 5-Fixed Assets

3. We note your response to our prior comment number 5 but do not believe that your response adequately addressed the concerns raised in our prior comment. As requested in our prior comment please tell us and significantly expand your disclosures in MD&A to explain the methods and significant assumptions used in preparing your impairment analysis for the most recent annual period presented pursuant to the guidance in SFAS No.144. We may have further comment upon review of your response.

Note 9. Stockholder's Equity

4. We note your response to previous comment number 6, but are unclear as to where you have made the respective revisions in your financial statements. Please revise the notes to the Company's financial statements to disclose the

significant terms of all transactions in which the Company issued shares of its common stock for goods or services during the various periods presented in the Company's consolidated statement of changes in stockholders' equity. Also, please explain how the Company valued the shares issued in all transactions in which shares of the Company's common stock were issued for goods or services, and revise the notes to the financial statements accordingly.

Note 11. Subsequent Events

Fixed Asset Purchase Agreement

5. We note your responses to prior comment numbers 7 through 9 in which you indicate that you agree the various transactions entered into with MGS Grand Sports Inc. and Mardikian Design Associates represent the acquisition of a business. However, we do not believe that your responses to our comments addressed all of the concerns or matters raised in our prior comments. As previously requested, please tell us and expand the disclosures in the notes to your financial statements to disclose the amount of the purchase price for the acquisition and to explain how it was calculated or determined. Also, please ensure that the notes to your financial statements include all of the disclosures required by paragraphs 51, 52, and 54 of SFAS No.141, as applicable.

6. In addition, if this acquisition is material to the Company's financial statements, please file a report on Form 8-K which includes audited financial statements and pro forma financial information pursuant to Rules 8-04 and 8-05 of Regulation S-X. Also see Item 2.01 of Form 8-K for additional guidance.

Other

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the

company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Madhava Rao Mankal, CFO
(909) 522-4230